Exhibit 99.1

FOR IMMEDIATE RELEASE:	August 4th, 2015	PR 15-08

Atna Resources Ltd. Reports Second Quarter 2015 Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) today reported financial and operating results for the second quarter ended June 30, 2015. Unless otherwise designated, all amounts are in U.S. dollars. Additional details may be found in the MD&A and Financials filed on SEDAR and EDGAR or on our website at www.atna.com. Atna operates the Pinson Underground gold mine (“Pinson Underground”) near Winnemucca, Nevada and the Briggs gold mine (“Briggs”) located in Inyo County, California.

Operating Results

•	Gold ounces sold by Pinson Underground increased 75 percent over First Quarter 2015 and 166 percent over Fourth Quarter 2014 as operations continue to ramp-up. The mining rate is expected to increase in future quarters as the mine accesses new ore zones and develops additional mining faces.
•	9,115 ounces of gold were sold, 13% more than in First Quarter 2015, at an average price of $1,203 per ounce, 2% less than in First Quarter 2015. Ounces sold were principally affected by Pinson Underground ramping-up and Briggs ramping-down. 17,199 ounces of gold were sold by the Company in the First Half 2015.
•	Briggs generated $0.8 million in operating cash flow, and Pinson Underground generated $1.0 million.
•	Ounces sold by Briggs decreased 8 percent relative to First Quarter 2015, due principally to reduced mining from the Main North Pit.
•	The consolidated average cash cost per ounce sold was $1,111, an increase of 4 percent over prior quarter, principally as Pinson Underground is incurring high levels of expensed development costs while increasing production. The consolidated average all-in sustaining cost (AISC) was $1,322 per ounce, an increase of 4 percent over prior quarter.

Financial Results

•	Operating cash flow was $0.6 million, and cash and receivables total $2.2 million.
•	Revenue increased marginally to $10.9 million, relative to revenues of $10.8 million in Second Quarter 2014.
•	Financing activities used $0.9 million to repay principal on notes and finance leases.
•	$0.3 million was invested in mine development at Pinson Underground.
•	A net loss of $9.4 million, ($0.04) per weighted average share, was recognized and included: a $3.0 million inventory write-down to net realizable value and a $3.1 million impairment of Briggs assets, principally the Main North Pit that was depleted in July of 2015.

“Second Quarter 2015 proved to be a positive step towards our goal of improving operating performance and returning value to shareholders in this difficult gold price environment. The cessation of mining at Briggs will allow us to recover approximately 17,000 ounces of in-process gold inventory at an incremental cost estimated in the range of $250 to $300 per ounce. At Pinson Underground we are developing new ore zones that will give access to high-grade working areas and allow us to increase production. We anticipate that these two factors will significantly reduce our blended operating costs for the second half of 2015”, states CEO and President James Hesketh.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2014 Form 20-F dated March 13, 2015.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES
SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION
(US dollars, IFRS basis)
(Unaudited)

	June 30,	December 31,
BALANCE SHEETS	2015	2014

ASSETS
Current assets	$20,132,800	$21,780,600
Non-current assets	63,823,600	74,464,800

Total assets	83,956,400	96,245,400

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	30,829,200	9,682,200
Notes payable - long term	824,500	18,806,000
Other non-current liabilities	4,071,000	5,178,000
Shareholders' equity	48,231,700	62,579,200

Total liabilities and shareholders’ equity	$83,956,400	$96,245,400

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014

STATEMENTS OF OPERATIONS
Revenues	$10,916,300	$10,810,900	$20,835,400	$20,607,700
Cost of sales	10,154,200	8,760,600	18,784,500	16,886,900
Depreciation and amortization, cost of sales	2,105,600	2,001,800	3,854,300	3,706,300
Adjust inventory to net realizable value	2,997,300	(77,300)	5,465,400	263,400
Impairment (recovery) of long-term assets	3,124,100	-	3,124,100	(75,500)
General and administrative, including depreciation	776,200	1,079,300	1,672,100	2,166,100
Exploration expense	128,000	236,800	142,400	528,200
Property maintenance expense (recovery)	(4,500)	339,000	-	592,700
Interest and Other expenses, net	1,034,600	1,518,900	2,320,400	444,200
Net loss before income tax	(9,399,200)	(3,048,200)	(14,527,800)	(3,904,600)

Income tax expense	-	-	-	-

Net loss	(9,399,200)	(3,048,200)	(14,527,800)	(3,904,600)

Comprehensive loss	(9,339,300)	(3,052,100)	(14,530,400)	(5,374,200)

Basic and diluted loss per share	$(0.04)	$(0.02)	$(0.07)	$(0.02)

Basic weighted-average shares outstanding	209,125,955	190,718,006	208,728,318	190,444,808

STATEMENTS OF CASH FLOWS
Cash and cash equivalents, beginning of the period	$1,620,700	$1,777,400	$2,162,200	$789,900
Net cash provided by (used in) operating activities	616,100	1,425,200	935,400	(2,286,000)
Net cash used in investing activities	(253,400)	(1,399,000)	(137,700)	(1,603,500)
Net cash (used in) provided by financing activities	(879,600)	(1,118,300)	(1,853,400)	3,787,400
Effect of exchange rate changes on cash	(400)	(600)	(3,100)	(3,100)

Cash and cash equivalents, end of the period	$1,103,400	$684,700	$1,103,400	$684,700